[redacted]

08005718

RECEIVED

2008 NOV -4 A 10:41

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

Exemption File No. 82 – 35005

1st November, 2008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per the requirements of the Listing Agreement.

(1) A letter dated 31st October, 2008 alongwith Un audited Consolidated financial results for the quarter ended 30th September, 2008.

(2) A letter dated 31st October, 2008 alongwith Un audited Stand alone financial results for the quarter ended 30th September, 2008.

(3) A letter dated 31st October, 2008 alongwith Media Release dated 31st October, 2008.

Copies of the aforesaid letters are enclosed herewith for your information and record.

Kindly ta[illegible] same on record.

Thanking You.

Your Faithfully,
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: As Above

PROCESSED
NOV 07 2008
THOMSON REUTERS

11/5

RECEIVED

2008 NOV -4 A 10:41

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

October 31, 2008

The General Manager	The Manager
Corporate Relationship Department	National Stock Exchange of India Ltd.
The Bombay Stock Exchange Limited	Exchange Plaza, C/1, Block G
Phiroze Jeejeebhoy Towers	Bandra - Kurla Complex,
Dalal Street, Fort,	Bandra (East)
Mumbai 400 001	Mumbai 400 051
Fax No.: 2272 2037/39/41/61/3121/3719	Fax No.: 2659 8237 / 38
BSE Scrip Code: 532712	**NSE Symbol: RCOM**

Dear Sir,

Sub: Un-audited Consolidated Financial Results for the Quarter and half year ended 30th September, 2008.

Further to our letter dated 23rd October, 2008, we enclose herewith Un-audited Consolidated Financial Results for the quarter and half year ended 30th September, 2008.

The above financial results were approved by the Board of Directors at its meeting held on 31st October, 2008, pursuant to Clause 41 of the Listing Agreement.

Un-audited Financial Results (Stand alone) for the quarter and half year ended 30th September, 2008, follows by a separate letter.

We also wish to inform you that since the Company has significant subsidiaries, in order to disseminate the relevant and complete financial information to the investors / stake holders, the Board of Directors had opted and published the Un-audited Consolidated Financial Results for the quarter ended 30th June, 2008 in the news papers, pursuant to Clause 41 of the Listing Agreement.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above.

Reliance Communications Limited

website: www.rcom.co.in
Regd. Office : H Block, 1st Floor , Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

Unaudited Financial Results (Consolidated) for the Quarter and Six months ended 30th September, 2008

(Rs. in Lakh - Except EPS and Share data)

Sl. No.	Particulars	Quarter ended		Six months ended		Previous Accounting Year ended
		30-Sep-08	30-Sep-07	30-Sep-08	30-Sep-07	31-Mar-08
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	a) Net Income from Operations	502,631	414,910	976,205	806,877	1,714,848
	b) Other Operating Income	50,925	40,419	100,298	73,235	167,891
	Total	**553,556**	**455,329**	**1,076,503**	**880,112**	**1,882,739**
2	**Expenditure**					
	a) Access Charges	53,663	68,286	116,552	135,308	281,965
	b) License Fee	29,577	29,170	58,279	59,018	123,864
	c) Employee Cost	45,886	30,557	81,055	55,198	116,752
	d) Depreciation and Amortisation	91,802	67,542	178,182	129,450	280,526
	e) Other Expenditure	205,216	133,649	385,665	261,084	562,671
	Total	**426,144**	**329,204**	**819,733**	**640,058**	**1,365,778**
3	**Profit from Operations before Other Income, Financial Charges and Exceptional Items (1 - 2)**	**127,412**	**126,125**	**256,770**	**240,054**	**516,961**
4	Other Income	10,944	2,524	20,213	8,106	24,037
5	Amortisation of Compensation under Employee Stock Option Scheme	6,468	-	12,864	-	1,617
6	**Profit before Financial Charges and Exceptional Items (3 + 4 - 5)**	**131,888**	**128,649**	**264,119**	**248,160**	**539,381**
7	Financial Charges (Net)	(23,525)	(11,245)	(46,922)	(23,986)	(39,970)
8	**Profit after Financial Charges but before Exceptional Items (6 - 7)**	**155,413**	**139,894**	**311,041**	**272,146**	**579,351**
9	Exceptional Items	-	122,026	-	122,173	128,278
10	**Profit from Ordinary Activities before Tax (8+9)**	**155,413**	**261,920**	**311,041**	**394,319**	**707,629**
11	Tax Expenses	(5,667)	6,982	(7,604)	17,296	28,362
12	**Profit from Ordinary Activities after Tax (10 - 11)**	**161,080**	**254,938**	**318,645**	**377,023**	**679,267**
13	Extraordinary Items (net of tax expense)	-	-	-	-	-
14	**Net Profit for the period (12-13)**	**161,080**	**254,938**	**318,645**	**377,023**	**679,267**
15	Share of Minority Interest	7,979	124,442	14,283	124,442	139,006
16	Share of Associates	23	39	69	80	147
17	**Net Profit after Adjustment of share of Minority Interest and Associates (14-15-16)**	**153,078**	**130,457**	**304,293**	**252,501**	**540,114**
18	Paid-up Equity Share Capital (Face Value of Rs.5 each)	103,201	102,231	103,201	102,231	103,201
19	Reserves excluding Revaluation Reserves as per Balance Sheet of previous accounting year	-	-	-	-	2,799,432
20	**Earning per Share (EPS) before and after Extraordinary Items (not annualised)**					
	- Basic (Rs.)	7.42	6.38	14.74	12.35	26.32
	- Diluted (Rs.)	7.02	6.05	13.95	11.70	23.22
21	Public Shareholding					
	Number of Shares	699,215,821	679,803,930	699,215,821	679,803,930	699,215,821
	Percentage of Shareholding	33.88%	33.25%	33.88%	33.25%	33.88%

Segment wise Revenue, Results and Capital Employed

(Rs. in Lakh)

Sl. No.	Particulars	Quarter ended		Six months ended		Accounting Year ended
		30-Sep-08	30-Sep-07	30-Sep-08	30-Sep-07	31-Mar-08
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
22	**Segment Revenue**					
	a) Wireless	433,561	372,308	845,428	709,605	1,521,354
	b) Global	169,149	131,609	321,745	261,941	547,506
	c) Broadband	60,228	43,716	116,257	82,044	178,673
	d) Investments	9,095	2,051	17,245	5,855	15,269
	e) Others / Unallocated	14,365	8,815	20,589	14,910	27,782
	Total	**686,398**	**558,499**	**1,321,264**	**1,074,355**	**2,290,584**
	Less: Inter segment revenue	(121,898)	(100,646)	(224,548)	(186,137)	(383,808)
	Income from Operations	**564,500**	**457,853**	**1,096,716**	**888,218**	**1,906,776**
23	**Segment Results**					
	Profit / (Loss) before Tax and Financial Charges from each segment					
	a) Wireless	103,183	102,367	208,044	195,185	412,510
	b) Global	17,662	19,033	33,507	38,020	83,712
	c) Broadband	21,601	15,078	41,344	27,835	62,628
	d) Investments	9,095	2,051	17,245	5,855	15,263
	e) Others / Unallocated	(13,185)	(9,880)	(23,157)	(18,735)	(33,115)
	Total	**138,356**	**128,649**	**276,983**	**248,160**	**540,998**
	Less : Amortisation of Compensation under Employee Stock Option Scheme	6,468	-	12,864	-	1,617
	Less : Financial Charges (Net)	(23,525)	(11,245)	(46,922)	(23,986)	(39,970)
	Less : Exceptional Items	-	(122,026)	-	(122,173)	(128,278)
	Total Profit before Tax	**155,413**	**261,920**	**311,041**	**394,319**	**707,629**
24	**Capital Employed**					
	(Segment assets - Segment liabilities)					
	a) Wireless	3,688,908	1,942,258	3,688,908	1,942,258	2,994,820
	b) Global	867,845	547,671	867,845	547,671	859,994
	c) Broadband	475,480	322,669	475,480	322,669	429,040
	d) Investments	808,035	1,146,704	808,035	1,146,704	1,138,100
	e) Others / Unallocated	508,114	454,602	508,114	454,602	316,218
	Total	**6,348,382**	**4,413,904**	**6,348,382**	**4,413,904**	**5,738,172**

NOTES :

1. Figures of the previous period have been regrouped and reclassified, wherever required.

2. The Company is pursuing aggressive capex plans which include significant expansion of nation wide wireless network. The Company has funded these initiatives primarily by long – term borrowings in foreign currency and Foreign Currency Convertible Bonds (FCCBs). In compliance of Schedule VI of the Companies Act,1956 and on the basis of legal advice received by the Company, short term quarterly and six months' fluctuations in foreign exchange rates related to such liabilities and borrowings, related to acquisition of fixed assets, are adjusted in the carrying cost of fixed assets. Had the accounting treatment as per AS 11 been continued to be followed by the Company, the net profit after tax for the quarter and six months ended 30th September, 2008 would have been lower by Rs. 28,418 lakh and Rs.39,300 lakh for realised and Rs. 145,190 lakh and Rs. 240,688 lakh for unrealised currency exchange fluctuations respectively. This excludes an amount of Rs. 53,714 lakh and Rs. 93,626 lakh for the quarter and six months ended September, 2008 on FCCBs for which the Company will not be liable, if the FCCBs are converted on or before the due date ie. 1st May, 2011 and 18th February, 2012.

3. The Company is operating with Wireless, Broadband, Global, Investments and Others / Unallocated segments. Accordingly, segment-wise information has been given. This is in line with the requirement of Accounting Standard 17 "Segment Reporting", issued by the Institute of Chartered Accountants of India.

4. The Company has opted to publish Consolidated financial results for the year 2008-09. Standalone financial results, for the quarter and six months ended 30th September, 2008 can be viewed on the website of the Company, National Stock Exchange of India Limited and Bombay Stock Exchange Limited at www.rcom.co.in, www.nseindia.com and www.bseindia.com respectively.

5. No complaint from Investors was pending for redressal at the beginning and end of the quarter. During the quarter, 57 complaints were received and all the complaints were resolved.

6. After review by the Audit Committee, the Board of Directors of the Company has approved the above results at their meeting held on 31st October, 2008.

For Reliance Communications Limited

Anil D. Ambani
Chairman

Place: Mumbai
Date: 31st October, 2008

RECEIVED

2008 NOV -4 A 10:41

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

October 31, 2008

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Un-audited Financial Results (Stand alone) for the Quarter and half year ended 30th September, 2008.

Further to our letter dated 31st October, 2008, we enclose herewith Un-audited Financial Results (Stand alone) for the quarter and half year ended 30th September, 2008.

The above financial results were also approved by the Board of Directors at its meeting held on 31st October, 2008, pursuant to Clause 41 of the Listing Agreement.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above.

Reliance Communications Limited

website: www.rcom.co.in

Regd. Office : H Block, 1st Floor , Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

Unaudited Financial Results (Standalone) for the Quarter and Six months ended 30th September, 2008

(Rs. in Lakh - Except EPS and Share data)

Sl. No.	Particulars	Quarter ended		Six months ended		Previous Accounting Year ended
		30-Sep-08	30-Sep-07	30-Sep-08	30-Sep-07	31-Mar-08
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	a) Net Income from Operations	318,030	308,720	635,677	628,863	1,270,643
	b) Other Operating Income	36,535	24,119	74,685	26,869	70,976
	Total Income	354,565	332,839	710,362	655,732	1,341,619
2	**Expenditure**					
	a) Access Charges	51,419	63,301	112,362	125,961	265,357
	b) License Fee	26,784	26,699	51,784	54,257	112,037
	c) Employee Cost	21,601	23,080	43,888	39,819	82,249
	d) Passive Infrastructure Charges	37,540	21,928	78,148	38,643	93,619
	e) Depreciation and Amortisation	52,756	46,814	105,699	88,367	184,366
	f) Other Expenses	98,851	73,730	186,767	142,687	298,495
	g) Total	288,951	255,552	578,648	489,734	1,036,123
3	**Profit from Operations before Other Income, Financial Charges and Exceptional Items (1-2)**	**65,614**	**77,287**	**131,714**	**165,998**	**305,496**
4	Other Income	153	82	262	158	1,046
5	Amortisation of Compensation under Employee Stock Option Scheme	6,467	-	12,864	-	1,617
6	**Profit before Financial Charges and Exceptional Items (3+4-5)**	**59,300**	**77,369**	**119,112**	**166,156**	**304,925**
7	Financial Charges (Net)	11,926	(2,955)	36,800	(1,860)	44,517
8	**Profit after Financial Charges but before Exceptional Items (6 - 7)**	**47,374**	**80,324**	**82,312**	**168,016**	**260,408**
9	Exceptional Items	-	-	-	-	-
10	**Profit from Ordinary Activities before Tax (8-9)**	**47,374**	**80,324**	**82,312**	**168,016**	**260,408**
11	Tax Expenses	500	200	700	4,163	1,764
12	**Profit from Ordinary Activities after Tax (10 - 11)**	**46,874**	**80,124**	**81,612**	**163,853**	**258,644**
13	Extraordinary Items (net of tax expense)	-	-	-	-	-
14	**Net Profit for the period (12-13)**	**46,874**	**80,124**	**81,612**	**163,853**	**258,644**
15	Paid-up Equity Share Capital (Face Value of Rs.5 each)	103,201	102,231	103,201	102,231	103,201
16	Reserves excluding Revaluation Reserve as per Balance Sheet of previous accounting year					2,380,797
17	**Earning per Share (EPS) (not annualised)**					
	i) Basic (Rs.)	2.27	3.92	3.95	8.01	12.60
	ii) Diluted (Rs.)	2.10	3.71	3.65	7.59	10.21
18	Public Shareholding					
	Number of Shares	699,215,821	679,803,930	699,215,821	679,803,930	699,215,821
	Percentage of Shareholding	33.88%	33.25%	33.88%	33.25%	33.88%

Segment wise Revenue, Results and Capital Employed

(Rs. in Lakh - Except EPS and Share data)

Sl. No.	Particulars	Quarter ended		Six months ended		Previous Accounting Year ended
		30-Sep-08	30-Sep-07	30-Sep-08	30-Sep-07	31-Mar-08
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
19	**Segment Revenue**					
	a) Wireless	272,077	268,014	553,731	529,478	1,085,553
	b) Global	108,688	99,132	205,042	198,017	391,770
	c) Broadband	42,223	29,336	81,333	54,488	116,522
	d) Others / Unallocated	153	83	262	158	1,047
	Total	**423,141**	**396,565**	**840,368**	**782,141**	**1,594,892**
	Less: Inter segment revenue	(68,423)	(63,644)	(129,744)	(126,251)	(252,227)
	Net Income from Operations	**354,718**	**332,921**	**710,624**	**655,890**	**1,342,665**
20	**Segment Results**					
	Profit / (Loss) before Tax and Financial Charges from each segment					
	a) Wireless	36,527	47,650	64,879	111,837	195,932
	b) Global	24,245	21,792	45,488	45,544	91,598
	c) Broadband	12,585	8,124	25,348	11,345	18,156
	d) Others / Unallocated	(7,590)	(197)	(3,739)	(2,570)	856
	Total	**65,767**	**77,369**	**131,976**	**166,156**	**306,542**
	Less : Amortisation of Compensation under Employee Stock Option Scheme	6,467	-	12,864	-	1,617
	Less : Financial Charges (Net)	11,926	(2,955)	36,800	(1,860)	44,517
	Total Profit before Tax	**47,374**	**80,324**	**82,312**	**168,016**	**260,408**
21	**Capital Employed**					
	(Segment assets - Segment liabilities)					
	a) Wireless	1,807,584	1,112,645	1,807,584	1,112,645	1,456,822
	b) Global	265,647	255,804	265,647	255,804	264,822
	c) Broadband	317,196	205,193	317,196	205,193	278,912
	d) Others / Unallocated	2,348,738	2,217,645	2,348,738	2,217,645	2,512,086
	Total	**4,739,165**	**3,791,287**	**4,739,165**	**3,791,287**	**4,512,642**

NOTES:

1. Figures of the previous periods have been regrouped and reclassified, wherever required.

2. The Company is pursuing aggressive capex plans which include significant expansion of nation wide wireless network. The Company has funded these initiatives primarily by long – term borrowings in foreign currency and Foreign Currency Convertible Bonds ("FCCBs"). In compliance with Schedule VI of the Companies Act, 1956 and on the basis of legal advice received by the Company, short term quarterly and six months' fluctuations in foreign exchange rates relate to such liabilities and borrowings, related to acquisition of fixed assets, are adjusted in the carrying cost of fixed assets. Had the accounting treatment as per AS 11 been continued to be followed by the Company, the net profit after tax for the quarter and six months ended 30th September, 2008 would have been lower by Rs. 17,146 lakh and Rs. 25,271 lakh for realised and Rs. 106,974 lakh and Rs. 177,602 lakh for unrealised currency exchange fluctuation respectively. This excludes an amount of Rs. 53,714 lakh and Rs. 93,626 lakh for the quarter and six months ended 30th September, 2008 on FCCBs for which the Company will not be liable, if FCCBs are converted on or before the due date i.e. 1st May, 2011 and 18th February, 2012.This matter was referred to by the auditors of the Company in their limited review report.

3. The Company is operating with Wireless, Broadband, Global and Others / Unallocated segments. Accordingly, segment-wise information has been given. This is in line with the requirement of Accounting Standard 17 "Segment Reporting", issued by the Institute of Chartered Accountants of India.

4. No complaint from Investors was pending for redressal at the beginning and end of the quarter. During the quarter, 57 complaints were received and all the complaints were resolved.

5. After review by the Audit Committee, the Board of Directors of the Company has approved the above results at their meeting held on 31st October, 2008 and the same are subjected to limited review by the Statutory Auditors of the Company.

For Reliance Communications Limited

Anil D. Ambani
Chairman

Place: Mumbai
Date: 31st October, 2008

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

October 31, 2008

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Media release

We enclose herewith a Media Release dated 31st October, 2008, which is self explanatory.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above.

RELIANCE COMMUNICATIONS (RCOM) ANNOUNCES ITS FINANCIAL RESULTS FOR THE SECOND QUARTER ENDED SEPTEMBER 30, 2008

NET PROFIT UP BY 17.3% TO RS. 1,531 CRORE (US$ 330 MILLION)

REVENUES HIGHER BY 23.3% AT RS. 5,645 CRORE (US$ 1,215 MILLION)

EBITDA HIGHER BY 17.3% AT RS. 2,302 CRORE (US$ 496 MILLION)

EBITDA MARGIN AT 40.8%

NET WORTH EXPANDS TO RS. 28,160 CRORE (US$ 6 BILLION) AND NET DEBT-EQUITY RATIO PLACED AT A CONSERVATIVE 0.54 : 1

AGGRESSIVE NETWORK EXPANSION ACCELERATED WITH RS. 4,773 CRORE (US$ 1 BILLION) CAPITAL EXPENDITURE DURING THE QUARTER

Mumbai, October 31, 2008: Reliance Communications Limited (RCOM) today announced its unaudited consolidated financial results for the quarter ended September 30, 2008.

Highlights of the financial performance for the quarter are:

- Net Profit of Rs. 1,531 crore (US$ 330 million), higher by 17.3% compared to Net Profit of Rs. 1,305 crore (US$ 328 million) in the corresponding quarter last year.
- EBITDA at Rs. 2,302 crore (US$ 496 million), growth of 17.3%. EBITDA margin at 40.8% with strong contributions across all businesses - Wireless, Global and Enterprise.
- Revenue growth of 23.3% at Rs. 5,645 crore (US$ 1,215 million) from Rs. 4,579 crore (US$ 1,152 million).
- Return on Net Worth is 31.8% reflecting improved resource utilization.
- Shareholders Equity (Net Worth) increases to Rs. 28,160 crore (US$ 6 billion) - among the top three companies in India.
- Conservative capital structure - Net Debt to Equity Ratio maintained at a conservative level of 0.54:1, despite capex spend of Rs. 4,773 crore (US$ 1 billion) during the quarter.

CORPORATE DEVELOPMENTS

- RCOM announced another unprecedented customer benefit "Lifetime Jaadu Pack"

RCOM announced another customer friendly innovative offer "Lifetime Jaadu Pack". This offer is available to all lifetime validity customers. The subscribers need to recharge once with Lifetime Jaadu pack worth Rs. 550 to avail the discounted tariff of Re. 0.5/min for all local calls and Re. 1/min for all STD calls. The offer is valid to all calls made to any network at anytime in the day.

- Reliance Communications to offer free laptop with Reliance Internet Data Card

RCOM announced a strategic alliance with leading IT giants Acer, Asus, HCL, Intel, and Lenovo to offer branded laptops absolutely free with its hi-speed Internet data card service branded Reliance NetConnect. The initiative would offer a free laptop with unlimited Internet package with price as low as Rs. 1500 per month for two years with no hidden costs.

- Launch of Reliance BIG TV

RCOM launched its DTH services "BIG TV" on 19 August 2008. BIG TV acquired 500,000 subscribers within 60 days of launch. This is the fastest ramp up ever achieved by any DTH operator in the world. BIG TV would be tapping into the existing customer base of Reliance ADA Group companies to rapidly gain market share. The subscribers can enjoy over 200 channels, 32 on-demand channels, which is highest in the industry. The product is available initially in 1 lakh retail outlets across 6,500 towns.

<u>About Reliance Communications</u>

Reliance Communications Limited founded by the late Shri. Dhirubhai H Ambani (1932-2002) is the flagship company of the Reliance Anil Dhirubhai Ambani Group. The Reliance Anil Dhirubhai Ambani Group currently has a net worth in excess of Rs. 63,000 crore (US$ 14 billion), cash flows of Rs. 12,000 crore (US$ 3 billion), net profit of Rs. 8,000 crore (US$ 2 billion) and zero net debt.

Rated among "Asia's Top 5 Most Valuable Telecom Companies", Reliance Communications is India's foremost and truly integrated telecommunications service provider. The company, with a customer base of over 60 million including over 1.7 million individual overseas retail customers, ranks among the Top 10 Telecom companies in the world by number of customers in a single country. Reliance Communications corporate clientele includes 2,100 Indian and multinational corporations, and over 800 global, regional and domestic carriers.

Reliance Communications has established a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire communications value chain, covering over 20,000 towns and 450,000 villages. Reliance Communications owns and operates the world's largest next generation IP enabled connectivity infrastructure, comprising over 175,000 kilometers of fibre optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region.

Financial Results summary

(Rs. Crore)

Particulars	3 months ended 30/9/08	3 months ended 30/9/07	Increase / (Decrease)
Turnover			
Wireless	4,336	3,723	*16.5%*
Global	1,692	1,316	*28.6%*
Broadband	602	437	*37.8%*
Diversified	235	109	
Total (post eliminations)	**5,645**	**4,579**	***23.3%***
EBITDA			
Wireless	1,686	1,487	*13.4%*
Global	361	328	*10.1%*
Broadband	294	210	*39.9%*
Diversified	-20	-57	
Total (post eliminations)	**2,302**	**1,962**	***17.3%***
EBITDA margin	***40.8%***	***42.9%***	***-2.1ppt***
Depreciation	918	675	*36.0%*
Financial Charges (net)	-235	-113	
Exceptional items	65	-1220	
PBT	1,554	2,619	
Tax	-57	70	
PAT (before minority interest)	1,611	2,549	
Share of minority interest	80	1,245	
PAT (after minority interest)	**1,531**	**1,305**	***17.3%***

END